Exhibit 99.3

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, the “Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the years ended December 31, 2024 and 2023. This discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023 (the “financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the consolidated financial statements. Further information about the Company and its operations, including it Annual Information Form dated March 21, 2025 (the “Annual Information Form”) can be obtained on  ir.ayrwellness.com, sec.gov/edgar, and www.sedarplus.ca. The information contained on such websites is not a part of, nor is it incorporated by reference into, this Annual Report (or equivalent thereof).

The effective date of this MD&A is March 21, 2025.

Overview of the Company

Ayr Wellness Inc. is a United States multi-state cannabis business operating as a retailer and consumer packaged goods company. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering quality cannabis products and strong customer experience throughout its footprint. As of December 31, 2024, the Company employed approximately 2,440 personnel. The Company, through its subsidiaries, holds, operates, and/or manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company owns and operates chains of cannabis retail stores under brand names including AYR Cannabis Dispensary. Ayr owns stores under other names, primarily where the stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of December 31, 2024, Ayr operated 97 retail stores, located across Ayr’s portfolio.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes its three core brands kynd, HAZE, and Later Days. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company does not currently accept payments for products or services online.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements and contain forward-looking information within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including the experience of the Company, as applicable, and its perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “pro forma”, “may”, “would”, “could”, “should”, “will”, “assumes”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “projects”, “expects”, “targets”, “continue”, “forecasts”, “seeks”, “likely”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond Ayr’s control, could affect operations, business, financial condition, performance, and results that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s critical accounting policies and estimates;
●	changes in U.S. GAAP or its interpretation or the adoption or impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;
●	risks related to litigation and regulatory proceedings;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in various states of the U.S., and the potential form the legislation and regulations will take;
●	the effect of unfavorable tax treatment for cannabis businesses;
●	the effect of taxation on our business in the U.S. and Canada;
●	the higher risk of tax audits;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;
●	anticipated investment in and results of research and development;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

●	inventory and production capacity, including discussions of plans or the potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments, and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	competition from hemp-derived THC products which could negatively impact the Company’s sales;
●	the Company’s ability to comply with its debt covenants;
●	the Company’s ability to secure further equity or debt financing, when required;
●	the Company’s ability to refinance its indebtedness and the terms of any such refinancing;
●	the risk of significant dilution from the issuances of equity, equity-linked contracts, or convertible debt securities;
●	the level of demand for cannabis products, including the Company’s products and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy (such as inflation or fluctuations in interest rates); breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
●	the risks related to maintaining cash deposits in excess of federally insured limits;
●	the ability to gain appropriate regulatory approvals in the timeframe anticipated;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the Company's ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	risks related to the Company’s cash flows from operations;
●	the ability to develop the Company’s brands and meet growth objectives;
●	risks related to limited market data and difficulty to forecast results;
●	market volatility and the risks associated with selling of a substantial amount of our subordinate, restricted, and limited voting shares (“Equity Shares”);
●	the risk of natural hazards related to severe and extreme weather and climate events;
●	product liability claims related to the products the Company cultivates, produces, and sells;
●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period
●	risk related to turnover of officers and directors; and
●	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, we have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by Ayr, and other matters.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, weather, regulation, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and taxes, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Reconciliations are provided below.

Review of the Financial Results for the Three Months and Years Ended December 31, 2024 and 2023

Adjusted EBITDA Reconciliation for the Three Months and Years Ended December 31, 2024 and 2023

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Loss from continuing operations (GAAP)	(133,903)	(9,519)	(160,985)	(37,122)

Interest (within cost of goods sold “COGS”)	538	727	2,408	3,017
Depreciation and amortization (from statement of cash flows)	21,294	22,137	86,302	90,949
Acquisition and transaction costs	724	619	4,358	4,080
Stock-based compensation, non-cash	2,285	3,074	17,982	16,491
Impairment of goodwill and other assets	115,963	6,320	118,113	6,320
Start-up costs[1]	5,079	2,915	15,721	11,786
Other[2]	7,094	3,489	16,115	18,450
	152,977	39,281	260,999	151,093

Adjusted EBITDA from continuing operations (non-GAAP)	19,074	29,762	100,014	113,971

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Adjusted Gross Profit Reconciliation for the Three Months and Years Ended December 31, 2024 and 2023

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Gross profit (GAAP)	35,849	49,382	176,681	202,442

Interest (within COGS)	538	727	2,408	3,017
Depreciation and amortization (within COGS)	9,349	10,163	38,241	39,585
Start-up costs (within COGS)	3,647	1,164	9,904	5,469
Other (within COGS)	6,078	565	11,964	6,337
Adjusted Gross Profit from continuing operations (non-GAAP)	55,461	62,001	239,198	256,850

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Revenues, net of Discounts

Revenues, net of discounts for the three months ended December 31, 2024 and 2023, were $113,958 and $114,835, respectively, decreasing $877 or 0.8%. Retail revenues decreased by $1,546 or approximately 1.6%, which was driven by a decrease in retail dollars for same-store sales of $10,445 or 10.8%, offset by an increase of $8,900 from new store openings and acquisitions. Same-store sales represent the revenue generated from locations that have been in operation for a certain period, typically 12 months, allowing for a comparison over a consistent timeframe. Wholesale revenues grew by $669 or approximately 3.9%, primarily driven by the conversion to adult-use in Ohio, which created more wholesale opportunity in an expanding market.

Revenues, net of discounts for the years ended December 31, 2024 and 2023, remained relatively flat year over year, $463,633 and $463,630, respectively. Retail revenues decreased by $15,991 or approximately 3.9%, which was driven by a decrease in retail dollars for same-store sales of $41,765 or 10.5% and partially offset by an increase of $25,837 from new store openings and acquisitions. Wholesale revenues grew by $15,994 or approximately 28.6%, primarily driven by a rapid increase in store openings in New Jersey, presenting increased wholesale opportunity, a modest increase in Massachusetts and from the conversion to adult-use in Ohio, which also created more wholesale opportunity in an expanding market.

Disaggregation of Revenue

	Three Months Ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Retail revenue	96,079	97,625	391,643	407,634
Wholesale revenue	17,879	17,210	71,990	55,996
Total revenue, net	113,958	114,835	463,633	463,630

Gross profit

Gross profit for the three months ended December 31, 2024 and 2023, was $35,849 and $49,382, respectively, a decrease of $13,533 or 27.4%. Gross profit percentage for the three months ended December 31, 2024 and 2023 was 31.5% and 43.0%, respectively. Adjusted Gross Profit (non-GAAP) was 48.7% and 54.0%, respectively.

Gross profit for the years ended December 31, 2024 and 2023, was $176,681 and $202,442, respectively, a decrease of $25,761 or 12.7%. Gross profit percentage for the years ended December 31, 2024 and 2023 was 38.1% and 43.7%, respectively. Adjusted Gross Profit (non-GAAP) was 51.6% and 55.4%, respectively.

The decrease in gross profit pertains to price compression in retail and wholesale across the majority of our footprint, due to the rapid increase in competition from new store growth.

Total Operating Expenses

Total operating expenses for the three months ended December 31, 2024 and 2023, were $169,752 and $58,901, respectively, increasing $110,851 or 188.2%. Total operating expenses as a percent of revenue during the three months ended December 31, 2024 and 2023, were 149.0% and 51.3%, respectively. The increase in total operating expenses was attributable to $115,963 non-cash impairment expense on goodwill and assets and an increase in payroll expense due to the reclassification between SG&A and COGS.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Total operating expenses for the years ended December 31, 2024 and 2023, were $337,666 and $239,564, respectively, increasing $98,102 or 41.0%. Total operating expenses as a percent of revenue during the year ended December 31, 2024 and 2023, were 72.8% and 51.7%, respectively. The increase in total operating expenses was primarily attributable to $118,113 non-cash impairment expense on goodwill and assets. This was partially offset by lower payroll expenses, depreciation and amortization.

Total Other (Expense) Income, net

Total other (expense) income, net for the three months ended December 31, 2024 and 2023, was $(26,452) and $(10,991), respectively, decreasing $15,461 or 140.7%. The decrease for the period was primarily driven by the $9,495 increase in interest expense due to the terms of the debt extension and new debts and the $6,694 loss on the sale of assets related to the sale leaseback transaction, refer to Note 11, “Right-of-Use Assets and Lease Liabilities” of the consolidated financial statements for additional information.

Total other (expense) income, net for the years ended December 31, 2024 and 2023, was $(158,101) and $(8,634), respectively, decreasing $149,467 or 1,731.1%. The decrease for the period was primarily driven by the loss on debt extinguishment of $79,172 relating to the debt restructuring, the $38,855 increase in interest expense due to the terms of the debt extension and new debts, and the $6,694 loss on the sale of assets related to the sale leaseback transaction. This was partially offset by the $2,862 recognition of a gain resulting from the reclassification of a cultivation facility lease; refer to Note 11, “Right-of-Use Assets and Lease Liabilities” of the consolidated financial statements for additional information. Additionally, in 2023, the Company recognized a $23,023 fair value gain on financial liabilities related to the GSD NJ, LLC and Sira Naturals, Inc. earnout settlements, as well as $5,238 in other income from ERC recorded in the third quarter of 2023.

Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

The IRS has taken the position that cannabis companies are subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

Total income tax expense for the years ended December 31, 2024, and 2023 was $43,274 and $47,391, respectively. The current tax expense was $57,474 and $54,839 thousand, respectively, for the years ended December 31, 2024 and 2023. Interest and penalties included in current tax expense was $15,458 and $9,762, respectively, for the years ended December 31, 2024 and 2023. The deferred tax benefit was $14,200 and $7,448, respectively, for the years ended December 31, 2024 and 2023.

Net loss attributable to Ayr Wellness Inc. from continuing operations

Net loss from continuing operations for the three months ended December 31, 2024 and 2023 was $164,204 and $30,292, respectively. The decrease was primarily driven by the factors described above.

Net loss from continuing operations for the years ended December 31, 2024 and 2023 was $362,360 and $93,147, respectively. The increase was primarily driven by the factors described above.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Liquidity and Capital Resources as of December 31, 2024

Selected Liquidity and Capital Resource Information

	December 31, 2024	December 31, 2023
	$	$
Cash, cash equivalents and restricted cash	35,482	50,766
Total current assets	175,156	208,592
Total assets	1,269,159	1,459,855
Total current liabilities	109,319	201,179
Total liabilities	904,309	889,203
Total shareholders’ equity	364,850	570,652

As of December 31, 2024, the Company had cash, cash equivalents and restricted cash of $35,482 and working capital of $65,837 compared to December 31, 2023, when the Company had cash of $50,766, and working capital of $7,413. The overall increase in working capital is primarily due to the decrease of $85,545 in income tax payable based on the Company’s legal interpretations that challenge the Company’s tax liability under IRC Section 280E, resulting in an uncertain tax position liability of $136,719. The Company re-evaluates the long-term classification of the uncertain tax liability with circumstances change, in accordance with ASC Topic 740. Given the uncertainty and the plausibility of expected timing of cash payments to be greater than 12 months, the uncertain tax position liability is currently reflected within non-current liabilities. If circumstances change that would impact the classification of the uncertain tax position liability from non-current to current liabilities, this will result in a decrease in working capital. Refer to the Capital Management and Going Concern section for additional information on the Company’s liquidity plan.

Senior Secured Notes

Refer to Note 13, “Debts Payable and Senior Secured Notes,” of the consolidated financial statements for additional information regarding the Company’s debt transactions.

Refer to the definition and reconciliation of Adjusted EBITDA, which is a non-GAAP measure. Consolidated EBITDA is defined in the Amended and Restated Indenture of the 13% Senior Notes (“the Indenture”) and while being a more detailed definition than the Company uses for Adjusted EBITDA, leads to the same numerical result as Adjusted EBITDA for the most recent 12-month period as many of its component parts are not applicable.

Consolidated Net Leverage Ratio, also as defined in the Indenture, is a non-GAAP ratio. The calculation is essentially (i) consolidated debt (comprised of the sum of ‘Debts payable – current portion’ and Long-term debts payable’ per the consolidated balance sheets as of such date) less cash equivalents, with that amount then divided by (ii) Consolidated EBITDA for the most recent 12-month period.

The Company has an equity cure right, through the new issuance of, or out of the net cash proceeds of, the sale of equity interests of the Company, for each of these financial covenants.

As of December 31, 2024, the majority debt holders signed a written consent extending the post-closing covenant to use reasonable best efforts to raise $20,000 of equity by December 31, 2024 until March 31, 2025. The Company intends to continue using reasonable best efforts to pursue an equity raise in 2025.

The senior secured notes due December 10, 2026 (the “13% Senior Notes”) require the Company to comply with two financial covenants. The Company is required to maintain an amount of unrestricted cash balance of no less than $20,000, to be tested on the last day of each month, beginning on January 31, 2024.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Additionally, commencing with the fiscal quarter ending December 31, 2024, the Company may not permit the Consolidated Net Leverage Ratio, a non-GAAP term as defined in the Indenture, to be greater than the specified leverage ratio as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below:

Fiscal Quarter End	Consolidated Net Leverage Ratio
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31,2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

As of December 31, 2024, the calculation of the consolidated debt of the Company in accordance with the Indenture (comprised of the sum of ‘Debts payable – current portion’ and Long-term debts payable’ per the interim balance sheets as of such date), less cash equivalents, was $374,992. As of December 31, 2024 Adjusted EBITDA (a non-GAAP term commensurate with Consolidated EBITDA as defined in the Indenture) for the most recently completed twelve fiscal months was $100,014. As of December 31, 2024, the Consolidated Net Leverage Ratio was 3.75 and the unrestricted cash balance was $35,482. As such, the Company was in compliance with these financial covenants as of December 31, 2024.

Summary of Future Commitments

Year	Operating leases	Finance leases	Debt	Total
2025	$41,554	$7,044	$24,852	$73,450
2026	42,105	5,041	357,139	404,285
2027	41,334	3,897	14,103	59,334
2028	40,853	3,058	2,176	46,087
2029	39,420	2,213	2,352	43,985
2030 and beyond	311,330	4,499	72,620	388,449
Total commitments	$516,596	$25,752	$473,242	$1,015,591

Employee Retention Credit

In 2023, the Company filed for an ERC claim amounting to approximately $12,354. During 2023, the Company received notices from the Internal Revenue Service (“IRS”) for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the consolidated balance sheets and other income on the consolidated statements of operations. In accordance with ASC 958-605, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

As of December 31, 2024, the Company received proceeds from the IRS of $5,196 relating to its ERC refund. The Company expects to receive or monetize the remaining ERC balance of up to $7,158. Subsequent to December 31, 2024, the Company received $3,907 from the sale of $4,597 in ERC claims. The remaining claim has not yet met the criteria to be recorded as a receivable due to ongoing uncertainty surrounding IRS processing and regulatory interpretations of The Coronavirus Aid, Relief, and Economic Security Act. Management continues to assess opportunities to realize the remaining ERC, including potential third-party transactions to accelerate liquidity.

Selected Cash Flow Information

	Year Ended
	December 31, 2024	December 31, 2023
	$	$
Cash provided by continuing operations	9,632	24,382
Cash provided by operating activities	9,632	27,165
Cash used in investing activities from continuing operations	(21,814)	(43,776)
Cash used in investing activities	(21,814)	(24,153)
Cash used in financing activities by continuing operations	(3,102)	(32,762)
Cash used in financing activities	(3,102)	(32,886)
Net decrease in cash and cash equivalents and restricted cash	(15,284)	(29,874)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	—	3,813
Cash, cash equivalents and restricted cash at end of the period	35,482	50,766

Operating Activities

Cash provided by operating activities from continuing operations during the years ended December 31, 2024 and 2023 was $9,632 and $24,382, respectively, a decrease of $14,750. This decline was primarily driven by a $10,011 change in accrued interest and liabilities and reduction in depreciation and amortization of $4,073.

Investing Activities

Cash used in investing activities from continuing operations during the years ended December 31, 2024 and 2023 was $(21,814) and $(43,776), respectively, a decrease of $21,962. This reduction was mainly driven by a $9,981 decline in purchases of property, plant, and equipment, a $4,100 decrease in cash used for business combinations, a $3,553 reduction in capitalized interest, a receipt of $2,955 related to a sale leaseback transaction and a $1,300 decrease in purchases of intangible assets.

Financing Activities

Cash used in financing activities from continuing operations for the years ended December 31, 2024, and 2023 was $(3,102) and $(32,762), respectively, reflecting a decrease of $29,660. This decrease was primarily driven by a $29,787 decrease in debt repayments during 2024 related to the pay down of a mortgage loan of $25,219 in the prior year.

Capital Management and Going Concern

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

requirements would likely be sought to be financed through additional capital raises. The Company has raised capital through the issuance and/or refinancing of debt, or equity, to meet its needs and take advantage of perceived opportunities, however, there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity, convertible debt securities, or warrants could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, or privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

As reflected in the consolidated financial statements, the Company had cash and cash equivalents of $35,482, has incurred operating losses since inception, and an accumulated deficit of $1,142,410 as of December 31, 2024. These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from issuance of our consolidated financial statements can be mitigated by, but not limited to: (i) growth of sales from entering into new markets; (ii) continued cost-savings and efficiency optimization efforts; (iii) receiving or selling the remaining employee retention credit; (iv) divesture of non-core assets including but not limited to the current asset groups held for sale; (v) addressing our debt maturity profile, (vi) managing the timing and amount of certain expenses as well as capital expenditures; and (vii) seeking to take advantage of future potential financing (equity and/or debt) opportunities (viii) a strong working relationship with bondholders and continued collaboration on strategic initiatives. Management cannot provide any assurances that the Company will continue to be successful in accomplishing its business plans; if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

As of December 31, 2024, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to successfully execute its business plans, as detailed above, to address the conditions and events that raise substantial doubt about its ability to continue operations.

Share Capital

As of December 31, 2024 and December 31, 2023, the Company had share capital of $1,518,670 and $1,370,600, respectively, consisting of additional paid-in capital.

Number of Outstanding Shares

	December 31, 2024	December 31, 2023

Multiple Voting Shares	—	3,696
Subordinate Voting Shares	13,068	9,573
Restricted Voting Shares	13,068	5,876
Limited Voting Shares	82,624	49,125
Exchangeable Shares	8,014	9,645
Treasury Stock	—	(645)
Total number of shares	116,774	77,270

As of December 31, 2024, the Company had 23,033 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 2,881 restricted Exchangeable Share units, of which 1,050 are market and performance based, and 77 Equity Shares issuable upon the exercise of options. As of December 31, 2023, the Company had 2,874 Equity Shares issuable upon the exercise of

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Warrants of the Company, 4,989 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 159 Equity Shares issuable upon the exercise of options. As of May 24, 2024, the 2,874 outstanding Warrants that were issued on May 24, 2019 with a strike price of $9.07 expired. On June 12, 2024, the Company retired 645 of Treasury Shares, constituting all the then outstanding Treasury Shares.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 17 in the financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company (including, without limitation, such considerations as liquidity and capital resources) that have not previously been discussed.

Subsequent Events

See Note 21 in the consolidated financial statements for the Company’s disclosures on subsequent events, if any.

Related Party Transactions

See Note 12 in the consolidated financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.19 in the consolidated financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.24 in the consolidated financial statements for the Company’s action on recent accounting pronouncements.

Risk Factors

Please refer to the Company’s final prospectus dated April 11, 2024, the Company’s management information circular dated April 26, 2024, and the Annual Information Form dated March 21, 2025, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 18 in the consolidated financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.